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Exhibit 12.1

RICHARDSON ELECTRONICS, LTD.
Calculation of Ratio of Earnings to Fixed Charges
(Dollars in thousands)

						For the Nine Months Ended
	For the Fiscal Year Ended May 31(1)
						February 28, 2003	February 28, 2004
	1999	2000	2001	2002(2)	2003(3)
Fixed charges:
Interest expense	$7,689	$8,911	$11,146	$12,386	$10,352	$7,757	$7,682
Estimate of the interest within rental expense	822	965	1,052	1,101	1,191	854	818

Total fixed charges	8,571	9,876	12,198	13,487	11,543	8,611	8,500
Earnings:
Income (loss) before cumulative effect of accounting change	11,857	18,604	26,390	(17,798)	(13,143)	1,967	5,218
Add Fixed Charges	8,571	9,876	12,198	13,487	11,543	8,611	8,500

Total	$20,428	$28,480	$38,588	$(4,311)	$(1,600)	$10,578	$13,718

Ratio of earnings to fixed charges	2.4	2.9	3.2	(0.3)	(0.1)	1.2	1.6
Dollar amount of the deficiency	$—	—	—	$17,798	$13,143	—	—

(1)
We account for our results of operations on a 52/53 week year, ending the fiscal year on the Saturday nearest May 31.

(2)
In the third quarter of fiscal 2002, we recorded a $4.6 million loss ($2.9 million, net of tax) related to the disposition of our medical glassware business. In the fourth quarter of fiscal 2002, we recorded a $16.1 million charge ($10.3 million, net of tax) primarily related to inventory obsolescence.

(3)
In the fourth quarter of fiscal 2003, we recorded a $16.1 million charge ($10.3 million, net of tax) principally related to inventory write-downs and restructuring charges, including a $1.7 million restructuring charge to selling, general and administrative expenses as we eliminated over 70 positions or approximately 6% of our workforce. In addition, we recorded incremental tax provisions of $1.6 million to establish a valuation allowance related to our deferred tax assets outside the United States.

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  Exhibit 12.1
RICHARDSON ELECTRONICS, LTD. Calculation of Ratio of Earnings to Fixed Charges (Dollars in thousands)